UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,945,607
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,945,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,945,607
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.98%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,945,607
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,945,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,945,607
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.98%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue FF Opportunities LP – Series E
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,077,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,077,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,077,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.55%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue Capital Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,077,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,077,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,077,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.55%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 27, 2020, Amendment No. 1 thereto filed with the SEC by the Reporting Persons on December 23, 2020, Amendment No. 2 thereto filed with the SEC by the Reporting Persons on March 31, 2021, Amendment No. 3 thereto filed with the SEC by the Reporting Persons on September 20, 2021 and Amendment No. 4 thereto filed with the SEC by the Reporting Persons on March 11, 2022 (together, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percentage of Common Shares outstanding reported herein is based on 177,526,827 shares outstanding as of April 29, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022.

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for FF Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by FF Fund, though it disclaims the power to direct the vote and disposition of FF Fund’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 15,945,607 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and FF Fund.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of FF Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by FF Fund, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 8,077,634 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

(c) The reported share amounts for the Reporting Persons reflect amounts as of June 8, 2022.

Appendix B to this Amendment No. 5 sets forth the transactions in the Common Shares by the Reporting Persons within the past 60 days.

(d) Not applicable.

(e) FF Fund ceased to be the beneficial owner of more than five percent of the class of securities on March 16, 2022.

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2022

QVT FINANCIAL LP		FOURTH AVENUE FF OPPORTUNITIES LP – SERIES E

By:	QVT Financial GP LLC, its General Partner	By:	Fourth Avenue Capital Partners GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
	Name: Daniel Gold		Name: Daniel Gold
	Title: Managing Member		Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

QVT FINANCIAL GP LLC		FOURTH AVENUE CAPITAL PARTNERS GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
	Name: Daniel Gold		Name: Daniel Gold
	Title: Managing Member		Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

Page 7 of 9 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Nicholas Brumm	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Arthur Chu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Tracy Fu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Page 8 of 9 Pages

Appendix B

Transactions in Common Shares within the Past 60 Days

by the Reporting Persons

The following table sets forth transactions in the Common Shares by the Reporting Persons. Each of the transactions was a sale effected for cash in the open market.

Date	Shares Sold by FF Fund	Shares Sold by QVT Family Office Onshore LP	Shares Sold by Saratoga	Price
May 27, 2022	122,405	20,045	99,182	$40.20
May 31, 2022	15,855	2,595	12,848	$40.21
June 1, 2022	628	103	509	$40.06
June 2, 2022	41,359	6,768	33,513	$40.09
June 6, 2022	73,043	11,962	59,185	$40.38
June 7, 2022	126,650	20,750	102,600	$41.39
June 7, 2022	125,180	20,509	101,409	$42.06
June 8, 2022	1,470	241	1,191	$41.23
June 8, 2022	14,297	2,343	11,587	$40.63

Page 9 of 9 Pages